EXHIBIT 21

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization of Subsidiary
Century Commercial Bancorp, Inc.	Century Bank	100%	United States
Century Bank	Century Bank Service Corp.	100%	Ohio
Century Bank Service Corp.	Century Bank Insurance, Inc	50%	Ohio